UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2017

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant's name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Attached hereto and incorporated by reference herein is (i) the registrant’s press release issued on June 12, 2017, announcing that it has entered into a cooperation agreement (the "Cooperation Agreement") with Brosh Group and that it has appointed additional members to its board of directors; and (ii) the Cooperation Agreement.

The first two paragraphs, the fifth paragraph and the paragraphs titled "About Amir Efrati," "About Yuval Yanai" and "Forward Looking Statements" of the press release are incorporated by reference into the Registration Statements on Form F-3 (File No. 333-209960) and Forms S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947 and File No. 333-217556) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press release issued by Alcobra Ltd. on June 12, 2017, announcing that it has entered into a cooperation agreement with Brosh Group and that it has appointed additional members to its board of directors.
99.2	Cooperation Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Tomer Berkovitz
Name:	Dr. Tomer Berkovitz
Chief Financial Officer and Chief Operating Officer

Date: June 12, 2017